(Check One): ☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q ☐ Form N-SAR	SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 Commission File Number 000-07340 NOTIFICATION OF LATE FILING

For Period Ended: September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify item(s) to which the notification relates:

Part I. Registrant Information

ProQuest Company
Full name of registrant

N/A
Former name if applicable

777 Eisenhower Parkway, PO Box 1346
Address of principal executive office (Street and number)

Ann Arbor, Michigan 48106-1346
City, State and Zip Code

Part II. Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

(Attach extra sheets if needed)

As a result of ProQuest Company’s ongoing review related to its earnings restatement, ProQuest Company (the “Company”) will not file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 within the prescribed time period. The Company believes that this delay cannot be eliminated without unreasonable effort or expense. As previously announced on February 9, 2006, the Company intends to restate certain of its previously issued financial statements due to its discovery of material irregularities in its accounting in numerous accounts. Until the review is complete, the Company’s previously issued financial statements for fiscal years 2000 through 2004, and quarterly periods in 2005 should no longer be relied upon. In addition, the Company’s review is ongoing and there can be no assurance additional material irregularities or errors will not be identified.

Part IV. Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Todd Buchardt Senior Vice President Finance and General Counsel	(734)	997-4905
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Sections 13 and 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

The Company has not filed its Annual Report on Form 10-K for the year ended December 31, 2005 or its Quarterly Report on Form 10-Q for the First and Second Quarters of 2006.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see the response set forth in Part III of this Form 12b-25.

ProQuest Company has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 13, 2006	By:	/s/ Todd Buchardt
			Name:	Todd Buchardt
			Title:	Senior Vice President and General
Counsel